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                                                                 EXHIBIT (Q)(1)

           DESCRIPTION OF AMERICAN GENERAL LIFE INSURANCE COMPANY'S
                 ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES
      FOR VARIABLE UNIVERSAL LIFE INSURANCE EXECUTIVE ADVANTAGE POLICIES
                     PURSUANT TO RULE 6e-3(T)(b)(12)(iii)
                   UNDER THE INVESTMENT COMPANY ACT OF 1940
                             AS OF JANUARY 2, 2013

   This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), the administrative procedures that will be followed by American General Life Insurance Company of Delaware ("AGL of Delaware") in connection with the issuance of the Executive Advantage flexible premium variable universal life insurance policy ("the Policy") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policy Owners of their interests in the Policies.

I. "PUBLIC OFFERING PRICE": PURCHASE AND RELATED TRANSACTIONS

   Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

    a. PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

   A premium payment schedule (Planned Periodic Premium) may be selected at the time of application and may be changed at any time. The planned periodic premium is set forth in the Policy. There is no penalty if the planned periodic premium is not paid, nor does payment of this amount guarantee coverage for any period of time. Even if scheduled premiums are paid, the Policy terminates when the Net Cash Surrender Value becomes insufficient to pay certain monthly charges and a Grace Period expires without sufficient payment.

   A Policy Owner may make additional premium payments at any time before the death of the Insured prior to the Policy Anniversary following the Insured attained age 99. The minimum premium payment is $50.00. We may require satisfactory evidence of insurability before accepting any premium which results in an increase in the net amount at risk. In addition, total premiums paid in a Policy year may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code.

   The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Insureds but recognize the mortality charges must be based upon factors such as age, sex, health and smoker status and occupation.

    b. APPLICATION AND INITIAL PREMIUM PROCEDURES

   Individuals wishing to purchase a Policy must complete an Application. The Policy is available as a Qualified Policy or a Non-qualified Policy. The minimum Face Amount of a Policy is $50,000.00. The Insured may not be older than attained age 70 as of the Policy Date or

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the date of any increase in Face Amount. Before issuing any Policy AGL of
Delaware may require satisfactory evidence of insurability.

   The Policy Owner selects a premium payment schedule in the Application. The amount of the planned periodic premium is shown on the Policy Information Section. There is no penalty if the planned periodic premium is not paid, nor does payment of this amount guarantee coverage for any period of time. While the Insured is living, the owner may make unscheduled premium payments at any time prior to the Policy Anniversary following the Insured attained age 99.

   The initial Net Premium will be credited to the Policy as of the Policy Date. Subsequent Planned Periodic Premiums and accepted unplanned premiums will be credited to the Policy and the Net Premiums will be invested as of the date the Premium or notification of deposit is received at Our Administrative Center. However, any Net Premiums requiring underwriting will be allocated to the Money Market Subaccount until underwriting has been completed. When accepted or at the end of the Free Look Period, the Policy Account Value in the Money Market Subaccount attributable to the resulting Net Premiums will be credited to the Policy and allocated in accordance with the specified allocation percentages. If additional Premium is rejected, AGL of Delaware will refund the excess amount.

    c. FREE LOOK PROVISION

   A Policy may be canceled within 10 days (or longer if required by state law) after the Policy Owner receives it by returning it to AGL of Delaware or the registered representative through whom it was purchased. Premiums will be allocated to the Money Market Fund until 10 days after the Issue Date or the end of the Free Look Period. The Policy Owner will then receive from AGL of Delaware the greater of the Policy's Net Cash Value as of the date the Policy is returned or premiums paid; less loans and Partial Surrenders. The Policy Owner may cancel increases in the Face Amount under the same time limitations. For canceled increases in the Face Amount, the refund equals the amount of premiums allocated to the increase in accordance with the surrender charge provision, less any portion of such amount previously paid to the Policy Owner.

    d. REPAYMENT OF POLICY LOAN

   Unless AGL of Delaware sets a lower rate for any period, the effective annual loan interest rate is 8%, which is payable in arrears. Loan interest for the Policy Year in which a loan is taken will be due on the next Policy Anniversary. Loan interest accrues each day and is payable on the Policy Anniversary, on the date of death, surrender or lapse. Loan interest not paid in cash as of the Policy Anniversary, or prior to the expiration of the Grace Period will be charged as a new loan and amounts may need to be transferred to the Guaranteed Account to cover the increased loan amount.

   If the loan interest rate is lower than 8% per year, any subsequent increase in the interest rate will be subject to the following conditions:

       1. The effective date of any increase in the interest rate shall not be earlier than one year after the effective date of the establishment of the previous rate.

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       2. The amount by which the interest rate may be increased will not exceed one percent per year, but the rate of interest shall in no event ever exceed 8%.

       3. AGL of Delaware will give notice of the interest rate in effect when a loan is made and when sending notice of loan interest due.

       4. If a loan is outstanding 40 days or more before the effective date of an increase in the interest rate, AGL of Delaware will notify the Policy Owner of the increase at least 30 days prior to the effective date of the increase.

       5. AGL of Delaware will give notice of any increase in the interest rate when a loan is made during the 40 days before the effective date of the increase.

   All or part of an unpaid loan can be repaid before the Insured's death or before the Policy is surrendered. Loan repayments are allocated to the Subaccounts or the Guaranteed Account in accordance with premium allocations in effect at the time of the loan repayment. If a loan is outstanding when the insurance or surrender proceeds become payable, AGL of Delaware will deduct the amount of any outstanding loan from these proceeds.

   If the outstanding loan exceeds the Cash Surrender Value on any monthly anniversary, the Policy will be in default. If the Policy goes into default, the Policy Owner will be allowed a 61-day Grace Period to pay a premium sufficient to keep the Policy in force for 3 months. AGL of Delaware will send notice of the amount required to be paid during the Grace Period to the last known address and to any assignee of record. The Grace Period will begin when the notice is sent.

    e. CORRECTION OF MISSTATEMENT OF AGE OR SEX

   If the Insured's age or sex is misstated in the Policy application, the Death Benefit payable under the Policy will be adjusted based on what the Policy would provide according to the most recent mortality charge for the correct date of birth or correct sex.

II."REDEMPTION PROCEDURES": SURRENDER AND RELATED TRANSACTIONS

   This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

    a. POLICY ACCOUNT VALUES

   The owner of a Policy may make a Partial Surrender or Full Surrender of the Policy to receive part or all of the Policy's Net Cash Surrender Value, at any time while the Insured is living. The Net Cash Surrender Value is the Policy's Account Value less any surrender charges, any administrative charges and outstanding Policy Loans. The Policy Account Value is the amount provided for investment in the Separate Accounts and the Guaranteed Account. The Policy Account Value is held in one or more subaccounts of the Separate Accounts and the Guaranteed Account. Initially, this Policy Account Value equals the net amount of the first

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premium paid under the Policy. This amount is allocated among the Guaranteed
Account and the subaccounts according to the allocation percentages requested in the Application.

   Partial Surrenders are not permitted during the first Policy Year, or during the first 12 months following a Face Amount increase. The minimum Partial Surrender is $500. The amount available is the Policy's Account Value at the end of the valuation period during which the written request for the surrender or partial surrender is received by AGL of Delaware, less any surrender charges and administrative charges and outstanding loans. A partial surrender will be made on a pro rata basis from the Guaranteed Account and/or subaccount, unless the Policy Owner indicates otherwise. Partial Surrenders will cause a reduction in the Policy's Face Amount when the Level Death Benefit is in effect. If the Face Amount has been increased, the partial surrender will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the initial face amount. The Net Cash Surrender Value must exceed $500 after the partial surrender is deducted from the Policy Account Value. No more than two partial surrenders may be made during a Policy year, and each partial surrender must be at least $500. A partial surrender charge and an administrative charge will be assessed on a partial surrender. The charge will be deducted from the Policy Owner's Account Value along with the amount requested to be surrendered.

   During the first 14 Policy Years, a surrender charge will be assessed on a full or partial surrender or decrease in Face Amount. The surrender charge equal to the sum of (1) and (2) times a duration factor will be assessed against the Policy Account Value where:

   (1) is equal to 25% of the first year paid premium up to the surrender charge premium; and (2) is equal to 4% of the first year paid premium in excess of the Surrender Charge Premium.

   In addition, the sum of (1) and (2) will be capped at a level not to exceed 4.25% of the Internal Revenue Code 7702 Guideline Single Premium.

       The following table lists the duration factor as described above:
                         Year       Surrender Charge Factor
                         1-5                 100%
                          6                  90%
                          7                  80%
                          8                  70%
                          9                  60%
                          10                 50%
                          11                 40%
                          12                 30%
                          13                 20%
                          14                 10%
                         15+                  0%

   An increase in the Face Amount of the Policy will result in an additional fourteen year surrender charge applicable to that increase. The additional surrender charge period will begin on the effective date of the increase.

   If the Face Amount of the Policy is reduced before the end of the fourteenth Policy year or within fourteen years following a Face Amount increase, AGL of Delaware may also deduct a pro rata share of any applicable surrender charge from the Policy Owner's Policy Account Value. Reductions will first be applied against the most recent increase in the Face Amount of

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the Policy. They will then be applied to prior increases in the Face Amount of the Policy in the reverse order in which such increases took place, and then to the original Face Amount of the Policy.

   In addition, a Partial Surrender Charge will be assessed and equal to a pro rata portion of the applicable surrender charge that would apply to a Full Surrender. The Partial Surrender Charge is determined by multiplying the applicable surrender charge by a fraction (equal to the partial surrender amount plus the Partial Surrender Administrative Charge payable divided by the result of subtracting the applicable surrender charge from the unloaned portion of the Policy Account Value). This amount is assessed against the Subaccounts or the Guaranteed Account in the same manner as provided for with respect to the partial surrender amount paid.

   A partial surrender charge is also deducted from the Policy Account Value upon a decrease in Face Amount. The charge is equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in Face Amount divided by the Face Amount of the Policy prior to the decrease).

   AGL of Delaware will deduct an administrative charge upon a partial surrender. This charge is $25. If required by the insurance regulations of any state, the administrative charge for a partial surrender will be equal to the lesser of $25 or 2% of the amount surrendered. This charge will be deducted from the Policy Account Value in addition to the amount requested to be surrendered and will be considered to be part of the partial surrender amount.

   Each partial surrender will reduce the Policy Account Value by the amount of partial surrender plus the proportional surrender charge and $25 fee. If the Death Benefit coverage is the Level Death Benefit Option, the Face Amount will also be reduced by the amount of the partial surrender in the following order:

       (1)The most recent increase in the Face Amount, if any, will be reduced first

       (2)The next most recent increases in the Face Amount, if any, will then be successively decreased.

       (3)The initial Face Amount will then be decreased.

    b. PAYMENT OF PROCEEDS

   If the Policy has not terminated, payment of the Net Cash Surrender Value, any Partial Surrender, loan proceeds or the Death Benefit are made within 7 days after AGL of Delaware receives all required documents at its Administrative Center or such other location that AGL of Delaware indicates to the Policy Owner in writing. But AGL of Delaware can delay payment of the Net Cash Surrender Value or any Partial Surrender from the Separate Accounts, loan proceeds, or the Death Benefit during any period that:

   It is not reasonable practicable to determine the amount because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the Securities and Exchange Commission declares that an emergency exists; or

   The Commission, by order, permits AGL of Delaware to delay payment in order to protect Policy Owners.

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   AGL of Delaware may delay paying any surrender value or loan proceeds on the
Guaranteed Account for up to 6 months from the date the request is received at its Administrative Center. AGL of Delaware can delay payment of the entire
Death Benefit if payment is contested. AGL of Delaware investigates all death claims arising within the two-year contestable period. Upon receiving the information from a completed investigation, AGL of Delaware generally makes a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization. AGL of Delaware will pay interest on the life insurance proceeds from the date of the Insured's death or date of notification of the Insured's death to the date of payment as required by applicable state law. When AGL of Delaware receives written notification of the Insured's death, AGL of Delaware will transfer the Policy Owner's Account Value from the Subaccounts to the Guaranteed Account.

   The Death Benefit is the amount payable to the named Beneficiary when the Insured dies. Upon receiving due proof of death, AGL of Delaware pays the Beneficiary the Death Benefit amount determined as of the date the Insured dies. All or part of the benefit can be paid in cash or applied under one or more of the payment options under the Policy.

   Added to the Face Amount is the value of any additional benefits provided by rider. AGL of Delaware pays interest on the Death Benefit based on applicable state law. AGL of Delaware subtracts any outstanding loans and any unpaid monthly deductions.

    c. POLICY LOAN

   Using the Policy as sole security, the Policy Owner can borrow any amount up to the loan value of the Policy at any time after the first 12 months of the Policy or after the first 12 months following any increase in Face Amount, by submitting a written request to AGL of Delaware's Administrative Center. The loan value on any given date is equal to 90% of the Net Cash Surrender Value.

   There will be a $25 fee deducted from the Policy Account Value for each loan request. The minimum amount that can be borrowed is $500.

   When a Policy Loan is made, an amount equal to the loan proceeds is withdrawn from the Policy Account Value in the Subaccounts or Guaranteed Account. This withdrawal is made pro rata on the basis of the Policy Account Value in each Subaccount or Guaranteed Account unless the Policy Owner directs a different allocation when requesting the loan. The loan amount withdrawn is then transferred to the Policy Loan Account in the Guaranteed Account and will become part of the Guaranteed Policy Account Value. Conversely, when a loan is repaid, an amount equal to the repayment will be transferred from the Policy Loan Account to the Guaranteed Account or Subaccounts in accordance with the effective net premium allocation percentages.

   The amount in the Policy Loan Account will be credited with interest at an annual rate of 6.00%. AGL of Delaware may, at its discretion, increase this rate. Thus, the maximum net cost of a loan is 2.00% per year (the difference between the rate of interest we charge and the amount of interest credited).

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   If the Policy has not terminated, payment of loan proceeds is made within 7 days after AGL of Delaware receives any required documents at its Administrative Center or any other location indicated in writing by AGL of Delaware. AGL of Delaware can delay payment of loan proceeds attributable to the Separate Account during any period that:

    . It is not reasonably practicable to determine the amount because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the Commission, or the Commission declares that an emergency exists; or

    . The Commission, by order, permits AGL of Delaware to delay payment in order to protect Policy Owners.

   AGL of Delaware may delay paying any loan proceeds from the Guaranteed Account for up to 6 months from the date the request is received at its Administrative Center.

    d. POLICY TERMINATION

   The Policy does not terminate for failure to pay premiums since payments, other than the initial premium are not specifically required. Rather, if on a Monthly Anniversary, the Net Cash Surrender Value is less than the monthly deduction charge for the next Policy month, the Policy will continue for a Grace Period of 61 days after that Monthly Anniversary.

   AGL of Delaware allows 61 days to pay any premium necessary to cover the 3 months of monthly deductions and/or excess Policy loan. AGL of Delaware will mail a notice to the Policy Owner at his last known address, and a copy to the last known assignee on the records at least 30 days before the end of the Grace Period which sets forth this amount. During the Grace Period, the Policy remains in force. If AGL of Delaware does not receive the required payment before the end of this Grace Period, the Policy will end and there will be no Policy Account Value or life insurance benefit. If the Insured dies during the Grace Period, AGL of Delaware will pay the Death Benefit. However, these proceeds will be reduced by the amount of any Monthly Deduction Charges for the full Policy month or months that run from the beginning of the late period through the Policy month in which the Insured dies or by the amount of any Policy loans.

   For a period of five (5) years after termination, the Policy Owner can request that AGL of Delaware reinstate the Policy during the Insured's lifetime. AGL of Delaware will not reinstate the Policy if it has been returned for its Net Cash Surrender Value.

   Before AGL of Delaware will reinstate the Policy, AGL of Delaware must receive the following:

   Evidence of insurability satisfactory to AGL of Delaware, if the reinstatement is requested more than 30 days after termination.

   A payment of an amount sufficient to cover (i) the total monthly administrative charges from the beginning of the Grace Period to the effective date of reinstatement; (ii) total monthly deductions for 3 months, calculated from the effective date of reinstatement; and (iii) the charges for applicable taxes, associated with this payment. AGL of Delaware will determine the amount of this required payment as if no interest or investment performance were credited to or charged against the Policy Owner's Account Value.

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   If AGL of Delaware does reinstate the Policy, the Face Amount for the reinstated Policy will be same as it would have been if the Policy had not terminated.

III.TRANSFERS

   All or part of the Policy Account Value may be transferred among Subaccounts of the Separate Account or to the Guaranteed Account. The minimum value of Accumulation Units that may be transferred between Subaccounts or to the Guaranteed Account, is the lesser of (i) $250 or (ii) the total value of the Accumulation Units in a Subaccount or the Guaranteed Account Value would be less than $250, the entire value will be transferred. Subject to current market timing restrictions, there is no charge for the first 12 transfers in any one Policy Year. AGL of Delaware will charge $25 for each transfer in excess of 12 per year.

   Amounts may be transferred from the Guaranteed Account to the Subaccounts, subject to the following conditions:

       (1)Maximum Transfer: An amount not greater than 25% of the unloaned portion of the Guaranteed Account Value per Policy year.

       (2)Minimum Transfer: Transfers of at least the minimum amount are permitted. The minimum amount that may be transferred from the Guaranteed Account to the Subaccounts is the lesser of (i) $250 or
          (ii) the Guaranteed Account Value, unless AGL of Delaware agrees otherwise.

       (3)Minimum Remaining Value: Additionally, the remaining values in the Guaranteed Account must be at least $250. If, after a contemplated transfer, the remaining values in the Guaranteed Account would be less than $250, the amount must be included in the transfer.

   Policy Account Value held in the Guaranteed Account may be transferred to a Subaccount or Subaccounts only during the 60-day period within 30 days before and following the end each Policy year.

   Transfer requests must be in writing on a form approved in accordance with established procedures.

   Through a process called Dollar Cost Averaging, the Policy Owner may specify an automatic transfer from the Money Market Subaccount into other Subaccounts for a specified dollar amount or number of months not in excess of 24. This option can be selected at any time provided there is a minimum balance of $2,000 in the Money Market Subaccount at the time of election. The allocation to the Subaccounts will be based on the Policy Owner's Premium allocation that is in effect at the time of each transfer. If the Policy Owner elects the option on the Policy application, the automatic transfers will begin on the first Monthly Anniversary following the end of the Free Look Period. If the Policy Owner elects the option after the application has been submitted, the automatic transfers will begin on the second Monthly Anniversary following the receipt of the request at AGL of Delaware's Administrative Center.

   If the Policy Owner elects to transfer a specific dollar amount each month, the automatic transfers will continue until the Money Market Subaccount is depleted. If the Policy Owner

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elects to have the funds transferred over a specific number of months, AGL of
Delaware will transfer a fraction equal to one divided by the number of months remaining in the period. For example, if the Policy Owner elects to transfer over a 12 month period, the first transfer will be 1/12 of Money Market Subaccount Value, the second transfer will be for 1/11, the third will be for 1/10 and so on until the end of the requested period.

   Automatic transfers will remain in effect until one of the following conditions occur:

       (1)The funds in the Money Market Subaccount are depleted

       (2)AGL of Delaware receives the Policy Owner's written request at our Administrative Center to cancel future transfers

       (3)AGL of Delaware receives notification of death of the Insured

       (4)The Policy goes into the Grace Period or lapses.

IV.MARKET TIMING PROCEDURES AND FUND-INITIATED RESTRICTIONS

   Market timing. The Policy is not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

    . dilution in the value of Fund shares underlying investment options of other Policy Owners;

    .  interference with the efficient management of the Fund's portfolio; and

    .  increased administrative costs.

      We have policies and procedures that require us to monitor the Policies to determine if a Policy Owner requests:

    . an exchange out of a Subaccount, other than the money market investment option, within two calendar weeks of an earlier exchange into that same Subaccount;

    . an exchange into a Subaccount, other than the money market investment option, within two calendar weeks of an earlier exchange out of that same Subaccount; or

    . exchanges into or out of the same Subaccount, other than the money market Subaccount, more than twice in any one calendar quarter.

   If any of the above transactions occurs, we will suspend such Policy Owner's same day or overnight delivery transfer privileges (including website, e mail and facsimile communications) with prior notice to prevent market timing efforts that could be harmful to other Policy Owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from Our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy Owner's first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy Owner's subsequent violations of this policy will result in the suspension of Policy transfer privileges for six months. Transfers

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under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

   The procedures above will be followed in all circumstances and we will treat all Policy Owners the same.

   Restrictions initiated by the Funds. The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy Owner's transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers by a particular Policy Owner, whether into or out of the Fund. We will follow the Fund's instructions.

V. EXCHANGE PROCEDURE

   At any time within 24 months of the Issue Date, the Policy Owner may request that the entire Accumulation Value of the Policy be transferred to the Guaranteed Account to acquire fixed benefit life insurance protection on the life of the Insured. The exchange will become effective when AGL of Delaware receives a proper written request. Once this exchange is exercised, the entire cash value must remain in the Guaranteed Account for the life of the Policy.

   At any time within 24 months of the Issue Date, or within 24 months of any increase in Face Amount, the Policy Owner may exchange the Policy for a Policy of flexible premium fixed benefit life insurance which AGL of Delaware is offering for this purpose. AGL of Delaware will not require evidence of insurability. The date of exchange will be the later of (a) the date the Policy Owner sends AGL of Delaware the Policy along with a proper written request; or
(b) the date AGL of Delaware receives at the Administrative Center or such other location that AGL of Delaware indicates to the Policy Owner in writing, the necessary payment for the exchange. All riders will end. The endorsed Policy will have the same Issue Date, issue age and risk classification as the original Policy. In order to exchange the Policy, AGL of Delaware will require:
(a) that the Policy be in effect on the date of exchange; (b) repayment of any unpaid loan plus accrued interest; and (c) an adjustment, if any, for premiums and cash values of the Policy and any new Policy.

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